Putnam Premier Income Trust, January 31, 2013, semi annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

60.
The fund is currently operating as a diversified fund. In the future, the fund may operate as a non diversified fund to the extent permitted by applicable law. Under current law, shareholder approval would be required before the fund could operate as a non diversified fund.